Exhibit 21.1
LIST OF SIGNIFICANT SUBSIDIARIES

Entity Name	Organized Under the Laws of
Keysight Technologies Netherlands B.V.	The Netherlands
Keysight Technologies Luxembourg Sarl	Luxembourg
Keysight Technologies Japan G.K.	Japan
Keysight Technologies Singapore (Holdings) Pte. Ltd.	Singapore
Keysight Technologies Singapore (International) Pte. Ltd.	Singapore
Keysight Technologies Singapore (Sales) Pte. Ltd.	Singapore
Keysight Technologies World Trade, Inc.	Delaware
Keysight Technologies Malaysia Sdn Bhd	Malaysia